

July 15, 2015

Carlos Domenech Zornoza
Chief Executive Officer
TerraForm Global, Inc.
600 Clipper Drive
Belmont, CA 94002

> **Re: TerraForm Global, Inc.**
> **Pre-Effective Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 10, 2015**
> **File No. 333-203934**

Dear Mr. Domenech:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2015 letter.

Estimated cash available for distribution for the twelve months ended June 30, 2016 and December 31, 2016

Assumptions and considerations

Revenue, page 112

1. We note your response to comment 3 and believe that the information you provide would be useful to an investor in understanding the potential risks, and mitigating factors, associated with the few projects that contribute more significantly to your forecasted revenues and anticipated GWh. Please revise your filing to provide narrative disclosure similar to what you have provided in your response.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director

cc: Dennis M. Myers, P.C.
        Kirkland & Ellis LLP